Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF FORMATION
OF
Inno holdings inc.

Certificate of Amendment

Pursuant to the provisions of Section 3.053 of the Texas Business Organizations Code (the “TBOC”), Inno Holdings Inc., a Texas corporation (the “Corporation”), hereby adopts the following Certificate of Amendment to its Restated Certificate of Formation:

FIRST:

The name of the filing entity is Inno Holdings Inc.

The file number issued to the Corporation by the Secretary of State of the State of Texas is 804231040.

The date of formation of the Corporation is 09/08/2021.

SECOND:

This Certificate of Amendment amends Article 4 of the Restated Certificate of Formation and any amendments thereto, to affect a one (1) for ten (10) reverse stock split of all the Corporation’s issued and outstanding Common Stock, no par value (the “Common Stock”), whereby, automatically upon the filing and Effective Date (defined below) of this Certificate of Amendment pursuant to the TBOC, each ten (10) issued and outstanding shares of Common Stock shall automatically be changed into one (1) validly issued, fully paid and non-assessable share of Common stock.

The Restated Certificate of Formation is hereby amended by replacing Article 4 in its entirety as follows:

“Upon the filing and effectiveness of this Certificate of Amendment, dated as of Effective Date, to the Certificate of Formation becoming effective pursuant to the Texas Business Organizations Code of the State of Texas, all of the Corporation’s issued and outstanding share of Common Stock shall be changed into new validly issued, fully paid and non-assessable shares of Common Stock, on the basis of one (1) new share of Common Stock for each ten (10) shares of Common Stock issued and outstanding as of the record date of selected for such change, without a corresponding decrease to the number of authorized shares of Common Stock; provided, however, that no fractional shares of Common Stock shall be issued pursuant to such change. Each shareholder who otherwise would be entitled to a fractional share as a result of such change shall have only a right to receive, in lieu thereof, a whole new share of Common Stock at no additional cost. The Corporation’s stated capital shall be reduced by an amount equal to the aggregated par value of the shares of Common Stock issued prior to the Effective Date of this Certificate Amendment, which, as a result of the reverse stock split provided herein, are no longer issued shares of Common Stock. The Corporation shall have the authority to issue One Hundred Million (100,000,000) shares of Common Stock.”

THIRD:

This Certificate of Amendment to the Restated Certificate has been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the Corporation.

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FOURTH:

This Certificate of Amendment shall become effective on October 9, 2024 at 3:31pm, Central Time (the “Effective Date”).

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Dated:	October 8, 2024

		By:	/s/ Tianwei Li
Tianwei Li
CEO, CFO and Director

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